AB 3/4

08026599

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FEB 12 2008

Washington, DC 101

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 66754 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Condata Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Broadway, Suite 1710
(No. and Street)

| New York | New York | 10038 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Conrad Henry (212)233-1460
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen, CPA
(Name – *if individual, state last, first, middle name*)

| 110 Wall Street, 11th Floor | New York | New York | 10005 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

JP 3/6/08

## OATH OR AFFIRMATION

I, Conrad Henry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Condata Group, Inc, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature 2/6/08

President

Title

Notary Public 2/06/08

INDIA N. MOORE
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN BRONX COUNTY
NO. 01MO6142371
MY COMMISSION EXPIRES MARCH 20, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, NY 10005
212/709-8250
jamundsencpa@gmail.com

Independent Auditor's Report

Board of Directors
Condata Group, Inc.

I have audited the accompanying statement of financial condition of Condata Group, Inc. as of December 31, 2007, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Condata Group, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Amundsen, CPA
New York, New York
February 1, 2008

Condata Group, Inc.

Statement of Financial Condition

December 31, 2007

| | |
|---|---|
| **Assets** | |
| Cash | $ 38,204 |
| Accounts receivable | 5,675 |
| Prepaid taxes | 167 |
| Current assets | 44,046 |
| Fixed assets, net of accumulated depreciation of $38,672 | 11,885 |
| Total Assets | 55,931 |
| **Liabilities and stockholders' equity** | |
| Accounts payable and accrued expenses | 5,284 |
| Current liabilities | 5,284 |
| Loan payable | 7,048 |
| Note payable | 16,572 |
| Total liabilities | 28,904 |
| **Stockholders' equity** | |
| Common stock, 100 shares outstanding, no par value 200 shares authorized | 35,000 |
| Additional paid-in capital | 223,634 |
| Retained earnings | (231,607) |
| Total stockholders' equity | 27,027 |
| | $ 55,931 |

See accompanying notes to financial statements.

Condata Group, Inc

Statement of Operations

For the Year Ended December 31, 2007

| | | |
|---|---|---|
| Revenues | | |
| Commissions | $ | 14,911 |
| Other income | | 35,623 |
| Total Revenues | | 50,534 |
| Expenses | | |
| Professional fees | | 15,656 |
| Depreciation | | 5,335 |
| Interest expense | | 2,033 |
| Administration | | 23,976 |
| Rent | | 10,136 |
| | | 57,136 |
| Net (Loss) before income taxes | | (6,602) |
| Reserve for Income Taxes | | 400 |
| Net (Loss) | $ | (7,002) |

See accompanying notes to financial statements.

Condata Group, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2007

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|
| Balance at January 1, 2007 | $ 35,000 | $ 218,507 | $ (229,102) | $ 24,405 |
| Capital Additions | | | | 9,624 |
| Net Loss | | | (7,002) | (7,002) |
| Balance at December 31, 2007 | $ 35,000 | $ 218,507 | $ (236,104) | $ 27,027 |

See accompanying notes to financial statements.

Condata Group, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2007

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net Income (Loss) | | $ (7,002) |
| Adjustments to reconcile net loss to net cash used by operating activities: | | |
| Decrease in operating assets: | | |
| Depreciation | 5,335 | |
| Accounts receivable | 1,066 | |
| Other assets | 121 | |
| Increase (decrease) in operating liabilities: | | |
| Accounts payable | 3,505 | |
| Loan payable | (3,682) | |
| Note payable | (2,531) | |
| Total adjustments | | 3,814 |
| Net cash provided by operating activities | | (3,188) |
| Additional paid in capital contributions | | 9,624 |
| Fixed asset additions | | (2,899) |
| Cash and equivalents, beginning of year | | 34,667 |
| Cash and equivalents, end of year | | $ 38,204 |
| Supplemental Disclosure of Cash Flow Information: | | |
| Interest paid | | 2,033 |
| Income taxes paid | | $ 400 |

See accompanying notes to financial statements.

Condata Group, Inc.

Notes to Financial Statements

For the Year Ended December 31, 2007

## 1. Significant Accounting Policies

Condata Group, Inc., (the Company) is a broker dealer, registered with the Securities and Exchange Commission and a member of FINRA, formerly know as the National Association of Securities Dealers, Inc. The Company became a member on June 7, 2005. The Company engages in a single line of business.

The Company prepares its financial statements on the accrual basis of accounting. The Company is an "S" Corporation for federal and New York State income tax reporting. The Company is liable for New York City income taxes.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

## 2. Stockholders' Equity

The Company is authorized to issue 200 shares of no par voting stock. The Company has issued, and are outstanding 10 shares of common stock. The stock has a stated value of $10. There was no change in common stock. Additional paid in capital in the amount of $12,200 was added to the Company for the year end December 31, 2007, and $2,575 was withdrawn.

## 3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 the Company was in compliance with these regulations

4. Loan Payable

The Company has a credit facility with a financial institution, in which it may borrow up to $15,000 with interest at the prime rate plus 6%. As of December 31, 2007, $7,048 was drawn under the line.

5. Note Payable

The Company is obliged under a promissory note, which is due on July 1, 2011. The note is payable in monthly installments of principal and interest at 4.25% per annum. The note is secured by the assets of the Company. Principal payments are required as follow:

| | |
|---|---|
| 2008 | $4,025 |
| 2009 | 4,199 |
| 2010 | 4,381 |
| 2011 | 2,610 |

6. Fixed Assets

Equipment and software consist of the following:

| | |
|---|---|
| Equipment and machinery | $13,580 |
| Furniture and fixtures | 32,078 |
| Software | 4,899 |
| Less: accumulated depreciation | (38,672) |

7. Commitment

The Company leases its office facilities, which expire on April 30, 2009. Future minimum rental payments are as follows:

| | |
|---|---|
| 2008 | $11,362 |
| 2009 | 3,787 |

Condata Group, Inc.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2007

| | |
|---|---|
| ASSETS | $ 55,931.00 |
| LESS LIABILITIES | (28,904.00) |
| TOTAL OWNERSHIP EQUITY | 27,027.00 |
| LESS NON-ALLOWABLES | (17,770.00) |
| NET CAPITAL BEFORE HAIRCUTS | 9,257.00 |
| LESS HAIRCUTS | (25.00) |
| NET CAPITAL | 9,232.00 |
| MINIMUM REQUIREMENT | (5,000.00) |
| EXCESS CAPITAL | 4,232.00 |
| AI/NC RATIO | (3.13) |
| NON AI | - |

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form XC-17-a-5, partIIA filing as of December 31, 2007.

Condata Group, Inc.
Computation for Determination of the Reserve Requirements
And Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended December 31, 2007

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Joseph Amundsen
Certified Public Accountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Independent Auditor's Report of Internal
Accounting Control Required by SEC Rule 17a-5

To the Shareholders of
Condata Group, Inc.

In planning and performing my audit of the financial statements of Condata Group, Inc., (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, I considered its internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Amundsen, CPA
New York, New York
February 1, 2008

END